

August 28, 2013

Via E-mail
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

  Re: **Silver Falcon Mining, Inc.**
    Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012
    Filed August 9, 2013
    Supplemental Response submitted August 9, 2013
    File No. 000-53765

Dear Mr. Quilliam:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Description of Mining Properties, page 8

1. We note your response to comment 2 referencing prior responses and indicating you will remove the term ore from your filing. We re-issue comment two, please review your filing removing the term ore from your filing.

2. We note your response to comment 4 referencing prior responses indicating you will remove the terms develop, development, and production from your filing. We re-issue comment four, please review your filing removing the term develop, development, and production from your filing. This would include your financial statements such as the

Exploration and development expenses as found in your financial statements (page F-4), and elsewhere in your filing.

3. We note your response to comment 5 indicating you would add the tonnages shipped to your mill, tonnages processed, and the payable metals along with the price received. We re-issue comment five, please include the grade of your materials shipped to the mill, stockpile additions and/or withdrawals, the head grade of you mill, tonnage and grade of your concentrate shipped. In addition please include the smelting and/or refining contracts for your dore shipments and concentrates. Please attach your smelting/refining agreements as exhibits as per Item 601(b)(10) of Regulation S-K.

Exhibits

4. We note your revised disclosure and response to comment 6 in our letter dated July 17, 2013. In particular you disclose that you "do not face any legal action from any of the note holders at this time." Where you are in default, please revise to clarify the status of any negotiations or other communications regarding extensions, waivers or similar actions. Also, we note that there are various promissory notes outstanding with various parties including New Vision Financial, Ltd., Iliad Research & Trading, LP and JMJ Financial. Please file a form of these promissory notes pursuant to Item 601(b)(4)(ii) of Regulation S-K or tell us why the notes should not be filed. Also, please file any material agreements relating to your outstanding debts pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit A, Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-9

Inventories, page F-9

5. We note that your inventory consists of stockpiled ore, work in process and finished goods. To enhance investor understanding of your business, please disclose amounts of each component of your inventory for the periods covered by your financial statements.

Form 8-K filed July 15, 2013

6. We note your statement that terms of the financing with the professional mining group remain to be worked out, but "the Company expects them to be favorable due to the high gold/silver contents in its material." Given that, to date, you have not reported the grade of your mineralized materials shipped to your mill, please explain the basis for your belief that your mineralized materials have a high gold and silver content. Refer to Item 10(b) of Regulation S-K. Alternatively, please amend your Form 8-K to remove this statement.

Definitive Proxy Statement on Schedule 14A filed August 9, 2013

7.   We note that your proxy materials for the October 4, 2013 meeting do not included a shareholder vote to approve your executive compensation or the frequency of the executive compensation vote as required by Exchange Act Rule 14a-21. Please revise your Definitive Proxy Statement to include the required voting items or advise us why these items are not required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director